UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Spanish Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

BBVA has received on 26 October 2021 the required authorization from the European Central Bank for the buyback of up to 10% of its share capital for a maximum amount of 3,500 million euros, in one or several tranches and over a maximum period of 12 months as from the communication by BBVA that the buyback of shares has effectively commenced (the “Authorization”). The maximum amount of 3,500 million euros has been fully deducted from BBVA’s own funds as from the Authorization receipt.

Once the Authorization has been obtained, and in exercise of the authority delegated to it by the Annual Shareholders’ Meeting of BBVA held on 16 March 2018, the Board of Directors of BBVA, in its meeting held on 28 October 2021, has agreed to carry out a program scheme for the buyback of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, which will be executed in several tranches, for a maximum amount of up to 3,500 million euros, aimed at reducing BBVA’s share capital (the “Program Scheme”), notwithstanding the possibility to suspend or early terminate the Program Scheme upon the occurrence of circumstances that make it advisable.

Likewise, the Board of Directors has agreed, within the scope of the Program Scheme, to carry out a first share buyback program which will be implemented externally through a lead-manager and will have a maximum amount of 1,500 million euros, a maximum number of shares to be acquired equal to 637,770,016 own shares, representing, approximately, 9.6% of BBVA’s current share capital, and a maximum term of 5 months1 as from its effective start, that will take place after the Investor Day of BBVA, which is scheduled for 18 November 2021 (the “First Tranche”).

Before the effective commencement of the First Tranche, BBVA will carry out a separate communication with its specific terms and conditions.

Madrid, 29 October 2021

[1]

The preliminary estimated implementation period is between 3 and 4 months, without prejudice to the applicable term being determined in the subsequent communication together with the specific terms and conditions of the First Tranche.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 29, 2021
	By:	/s/ Antonio Borraz Peralta
Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director